Exhibit 99.1

Azure Power to Raise US$75 Million in Private Placement

New Delhi, November 6, 2019: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power developer in India, has entered into a subscription agreement to raise US$75 million through a private placement of 6,493,506 equity shares at US$11.55 per share to Caisse de depot et placement du Quebec (CDPQ).  The closing of the private placement is conditional on the Company receiving the necessary shareholder approvals for the issuance of equity shares comprising more than 10% of the Company’s share capital and the non-application of Section 55 of the Mauritius Companies Act to this issuance.  A special meeting of shareholders will be held on December 6, 2019 to obtain these shareholder approvals, and the record date for this special shareholders’ meeting is November 18, 2019. Following completion of the private placement, which is expected to occur by December 17, 2019, CDPQ’s equity interest in Azure Power will increase from 41.4% to 49.4%.

Speaking on this occasion, Mr. Ranjit Gupta, Chief Executive Officer, Azure Power said, “We believe the proposed additional investment by CDPQ illustrates our largest shareholder’s commitment to our platform. With this capital raise, our current committed projects will be fully equity funded. The Indian solar market offers significant growth opportunity and with our differentiated integrated platform and strong access to capital, we look forward to delivering accretive growth going forward.”

For more information regarding the private placement, please refer to the form of the subscription agreement attached as an exhibit to the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission.

The Company will host a conference call to discuss the private placement at 8:30 a.m. US Eastern Time on Thursday, November 7, 2019.  Members of the public who would like to listen to the conference call should dial 1-866-746-2133 (in the U.S.) and +91-22-6280-1444 (outside the U.S.).  The number should be dialed at least 10 minutes prior to the start of the conference call.  For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call.  The replay will remain available until Thursday, November 14, 2019 and can be accessed by dialing 1-833-289-8317 (in the U.S.) and +91-22-6663-5757 (outside the U.S.) and entering the replay passcode 40742.

This is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio over 3 gigawatts.  With its in-house engineering, procurement and construction expertise and advanced inhouse operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India.  It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics.  The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time.  All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power

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